Actions Semiconductor Reports Second Quarter 2013 Results

Second Quarter Revenue Up 46.5% Year-Over-Year

ZHUHAI, China, August 7, 2013 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the second quarter ended June 30, 2013.

All financial results are reported on a U.S. GAAP basis.

Revenue for the second quarter of 2013 was $18.5 million, as compared to revenue of $16.4 million for the first quarter of 2013, and $12.6 million for the second quarter of 2012.

Net income attributable to Actions Semiconductor's shareholders for the second quarter of 2013 was $0.7 million or $0.01 per American Depositary Shares ("ADS"). This compares to net income attributable to Actions Semiconductor's shareholders of $0.4 million or $0.006 per ADS, for the first quarter of 2013, and net loss attributable to Actions Semiconductor's shareholders of $0.6 million or $0.008 per ADS, for the second quarter of 2012.

Actions Semiconductor reported gross margin of 32.2% for the second quarter of 2013, compared to gross margin of 36.2% for the first quarter of 2013, and 37.0% for the second quarter of 2012. Included in gross margin for the second quarter of 2013 was a $0.6 million write down of obsolete inventory representing 3.1% of revenue. The Company ended the second quarter with $220.3 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities.

Since the share repurchase program commenced in 2007, the Company has invested approximately $47.8 million in repurchasing its shares. As of June 30, 2013, approximately 21.1 million American Depositary Shares (ADSs) were repurchased.

“Our second quarter revenue was inline with our expectations, driven by strong sales of our OWL series of chipsets supported by the launch of our new dual-core ATM7023 chipset in April of this year. We also saw a sequential increase in shipments from our traditional portable audio products and sales growth from our newer products such as our extended line of high definition video products inspired by our high definition portable media player,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.

“We are aggressively building share in the whitebox tablet market, and expect further penetration once we roll out our second generation lower cost series of dual-core chipsets and high performance series of quad-core chipsets utilizing more powerful CPU and GPU cores and more advanced process nodes over the next few months. At that point, we will have a complete product portfolio that addresses each segment of the whitebox tablet market, from entry level to high end.”

“We maintained our leading market position in the traditional portable audio and portable video multimedia business, and are developing new feature rich and differentiated products in those categories. These initiatives, combined with careful cost control and cash management, will move us forward on the path to operational profitability in the future,” concluded Dr. Zhou.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the peak season for tablets, consumer electronics and portable media players is expected to begin a month later than usual. Therefore, the company expects revenue in the fourth quarter of 2013 to be higher than the third quarter of 2013, which is contrary to the company’s historical seasonal sales pattern.

For the third quarter of fiscal year 2013 ending September 30, 2013, Actions Semiconductor estimates revenue in the range of $19.0 to $21.0 million and gross margin of approximately 34%.

Conference Call Details

Actions Semiconductor's second quarter of fiscal year 2013 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Wednesday, August 7, 2013. To participate in the live call, analysts and investors should dial 877-941-2332 (within U.S.) or 480-629-9723 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com. An audio replay of the call will be available to investors through August 17, 2013 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4632954.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlookfor the whitebox tablet market, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere	Edward Chen
Compass Investor Relations	Investor Relations at Actions Semiconductor
eketchmere@compass-ir.com	edward@actions-semi.com
310-528-3031	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEET

(in thousands of U.S. dollars)

	At June 30,	At March 31,	At December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	115,247	57,511	71,336
Time deposits	15,519	15,322	10,000
Marketable securities	89,493	139,520	130,721
Trading securities	73	74	76
Accounts receivable	5,922	5,248	5,950
Amount due from a related party	899	292	340
Amount due from an equity method investee	55	36	79
Inventories, net of inventory written-down of $1,283, $704 and $701 as of June 30, 2013, March 31, 2013 and December 31, 2012 respectively	27,759	16,961	11,979
Prepaid expenses and other current assets	6,483	10,734	4,288
Income tax recoverable	271	189	189
Deferred tax assets	362	422	504
Total current assets	262,083	246,309	235,462

Investments in equity method investees	17,822	14,262	14,329
Other investments	16,319	16,308	16,305
Marketable securities	-	11,269	11,239
Rental deposits	59	58	49
Property, plant and equipment, net	31,898	31,876	32,321
Land use right	1,590	1,579	1,584
Acquired intangible assets, net	9,743	10,022	10,819
Deferred tax assets	73	76	80
TOTAL ASSETS	339,587	331,759	322,188

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	18,952	11,656	8,073
Accrued expenses and other current liabilities	5,744	8,340	8,411
Short-term bank loans	25,500	25,500	20,500
Other liabilities	2,323	2,351	2,056
Income tax payable	151	135	49
Deferred tax liabilities	135	607	534
Total current liabilities	52,805	48,589	39,623

Other liabilities	13	13	13
Payable for acquisition of intangible assets	128	128	603
Deferred tax liabilities	3,516	3,299	3,189
Total liabilities	56,462	52,029	43,428
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	20,527	20,257	20,202
Accumulated other comprehensive income	38,692	36,246	35,751
Retained earnings	223,935	223,256	222,835
Total Actions Semiconductor Co., Ltd. shareholders' equity	283,155	279,760	278,789
Non-controlling interest	(30)	(30)	(29)
Total equity	283,125	279,730	278,760
TOTAL LIABILITIES AND EQUITY	339,587	331,759	322,188

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	16,923	12,195	32,692	22,698
Semiconductor product testing services	35	25	52	86
	16,958	12,220	32,744	22,784
Related-parties:
System-on-a-chip products	1,559	423	2,188	594
Total revenues	18,517	12,643	34,932	23,378
Cost of revenues:
Third-parties:
System-on-a-chip products	(11,446)	(7,697)	(21,509)	(14,533)
Semiconductor product testing services	(13)	(13)	(18)	(51)
	(11,459)	(7,710)	(21,527)	(14,584)
Related-parties:
System-on-a-chip products	(1,090)	(254)	(1,489)	(368)
Total cost of revenues	(12,549)	(7,964)	(23,016)	(14,952)
Gross profit	5,968	4,679	11,916	8,426
Other operating income	78	119	152	191
Operating expenses:
Research and development	(7,340)	(5,557)	(13,362)	(11,339)
General and administrative	(2,107)	(2,096)	(4,084)	(3,872)
Selling and marketing	(501)	(301)	(996)	(550)
Total operating expenses	(9,948)	(7,954)	(18,442)	(15,761)
Loss from operations	(3,902)	(3,156)	(6,374)	(7,144)
Other income (expenses)	1,150	(445)	1,370	94
Dividend income from an other investment	493	-	493	-
Fair value change in trading securities	-	1	-	2
Interest income	2,993	3,118	6,191	6,565
Interest expense	(124)	(62)	(224)	(123)
Income (loss) before income taxes, equity in net (loss) income of equity method investees and non-controlling interest	610	(544)	1,456	(606)
Income tax credit (expense)	255	(38)	(98)	(574)
Equity in net (loss) income of equity method investees	(186)	21	(259)	(34)
Net income (loss)	679	(561)	1,099	(1,214)
Less: Net loss attributable to non-controlling interest	-	2	1	6
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	679	(559)	1,100	(1,208)

Net income (loss) per share: Basic
Net income (loss) attributable to Actions Semiconductor Co., Ltd. Shareholders	0.002	(0.001)	0.003	(0.003)

Net income (loss) per share: Diluted
Net income (loss) attributable to Actions Semiconductor Co., Ltd. Shareholders	0.002	(0.001)	0.003	(0.003)

Basic (per ADS)	0.010	(0.008)	0.016	(0.018)
Diluted (per ADS)	0.010	(0.008)	0.016	(0.018)

Weighted-average shares used in computation:
Basic	412,242,251	414,249,548	411,185,535	414,123,803
Diluted	427,401,804	414,249,548	424,606,224	414,123,803

Weighted-average ADS used in computation :
Basic	68,707,042	69,041,591	68,530,923	69,020,634
Diluted	71,233,634	69,041,591	70,767,704	69,020,634

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	41	333	205	687
General and administrative	16	95	66	193
Selling and marketing	3	17	11	32
Cost of revenues	15	4	15	10

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	679	1,099	(1,214)
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	508	1,055	1,183
Amortization of land use right	9	18	18
Amortization of acquired intangible assets	843	1,709	1,426
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	(59)	(59)	(122)
Write down of inventories	579	583	180
Loss (gain) on disposal of property, plant and equipment	4	11	(3)
Dividend income from another investment	(493)	(493)	-
Share of net loss of equity method investees	186	259	34
Share-based compensation	78	300	922
Fair value change in trading securities	-	-	(2)
Deferred taxes	(191)	78	167
Proceeds from disposal of trading securities	-	-	459
Changes in operating assets and liabilities:
Accounts receivable	(665)	41	695
Amount due from a related party	(607)	(559)	(173)
Inventories	(11,180)	(16,138)	(3,295)
Amount due from an equity method investee	(19)	24	(6)
Prepaid expenses and other current assets	4,812	3,377	(1,204)
Accounts payable	7,210	10,780	3,904
Accrued expenses and other current liabilities	(2,787)	(3,350)	(2,688)
Income tax recoverable	(82)	(82)	-
Income tax payable	17	103	(36)
Rental deposit (paid) received	-	(9)	9
Net cash (used in) provided by operating activities	(1,158)	(1,253)	254

Investing activities:
Investment in an equity method investee	(3,712)	(3,712)	-
Proceeds from redemption of marketable securities	73,159	80,513	120,008
Purchase of marketable securities	(10,980)	(27,004)	(92,831)
Proceeds from disposal of property, plant and equipment	-	-	22
Purchase of property, plant and equipment	(125)	(149)	(772)
Purchase of intangible assets	(456)	(498)	(547)
Increase in time deposits	-	(5,296)	-
Net cash provided by investing activities	57,886	43,854	25,880

Financing activities:
Advance subsidy from local authorities of Zhuhai, the PRC	-	290	38
Proceeds from exercise of share option and restricted stock unit	837	2,207	1,799
Repurchase of ordinary shares	(645)	(2,182)	(2,418)
Net cash provided by (used in) financing activities	192	315	(581)

Net increase in cash and cash equivalents	56,920	42,916	25,553

Cash and cash equivalents at the beginning of the period	57,511	71,336	33,207

Effect of exchange rate changes on cash	816	995	116
Cash and cash equivalents at the end of the period	115,247	115,247	58,876